August 21, 2025

Robert Bitterman
Chief Executive Officer
Phio Pharmaceuticals Corp.
411 Swedeland Road, Suite 23-1080
King of Prussia, PA 19406

       Re: Phio Pharmaceuticals Corp.
           Registration Statement on Form S-3
           Filed August 15, 2025
           File No. 333-289621
Dear Robert Bitterman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Dickerson at 202-551-8013 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Steven J. Abrams, Esq.